January 30, 2025

Chantelle Breithaupt
Chief Financial Officer
Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, California 95054

       Re: Arista Networks, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36468
Dear Chantelle Breithaupt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology